Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)
18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

October 2, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on October 2, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer
Bitfarms Ltd.
gmorphy@bitfarms.com

Item 9	Date of Report

October 2, 2023.

Schedule “A”

Bitfarms Mines 411 BTC in September 2023

- Fully energizes Rio Cuarto at 51 MW, expanding total operating capacity to 233 MW -

- Increases hashrate 9% to 6.1 EH/s -

- Improves energy efficiency to 36 w/TH with new 28 w/TH miners -

Toronto, Ontario and Brossard, Québec (October 2, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides a Bitcoin (BTC) production and mining operations update for September 2023.

“In September, we continued to install new miners and fully energized Rio Cuarto to 51 MW, increasing our operating capacity by 9% to 233 MW. Year-to-date, we increased operating capacity by 24% and upgraded and expanded our fleet with over 15,000 additional miners,” said Geoff Morphy, CEO of Bitfarms. “Also in September, our hashrate increased 9% to 6.1 EH/s, slightly below our Q3 2023 target of 6.3 EH/s reflecting some electrical infrastructure delays that pushed out the Baie-Comeau, Québec facility’s full installation by a couple of weeks.”

“We continue to believe that many of our best opportunities for growth and investment will arise around the next Bitcoin halving expected to occur in April 2024. To this end, we are focused on infrastructure and balance sheet strength to provide the financial flexibility to move aggressively when conditions for growth are optimal. We continued to pay down debt, closing September with under $10 million of outstanding indebtedness, all of which is scheduled for repayment in advance of the halving,” added Morphy.

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “As the farm in Argentina became fully energized, our BTC production was 411 in September, up 7.3% from August 2023 even with a 2.7% network difficulty increase in the month.”

“Executing on our comprehensive fleet management strategy, we have further optimized our miner portfolio while bolstering our balance sheet in anticipation of purchasing the next generation of sub-20 w/TH miners after the halving. The September installation of S19 Pro + miners in Argentina nearly doubled the number of sub-30 w/TH miners in operation and shifted the fleet portfolio constitution; it is now comprised of 23% sub-30 w/TH miners, 58% 30-40 w/TH machines and 19% 40-45 w/TH machines. As expected, we are now well positioned to leapfrog over the XP generation entirely and strategically layer in the new sub-20 w/TH miners for both upgrades and expansion. The recently announced new generation of sub-20 w/TH miners have the capability to rapidly drive hashrate growth and increase energy efficiency around halving at significantly lower costs per TH than XP miners have traded for throughout 2023,” concluded Gagnon.

Mining Review

Due to the added corporate capacity supplemented by the moderate weather in North America that minimized curtailment and facilitated uptimes, September production of 411 BTC rose 7.3% from the 383 BTC mined in August, which included an extra day of production.

Network difficulty increased 2.7% in September compared to August, as Bitcoin miners anticipating higher Bitcoin prices continue to invest in capacity and come online. For the nine months ended September 30th, network difficulty increased 61.5% while the BTC price was up roughly 63.2%, resulting in a 3.6% improvement in mining economics as measured by USD/TH/day.

Key Performance Indicators	September 2023	August 2023	September 2022
Total BTC Mined	411	383	481
Month End Operating EH/s	6.1	5.6	4.2
BTC/Avg. EH/s	70	75	122
Operating Capacity (MW)	233	212	176
Hydropower MW	183	183	166
Watts/Terahash Efficiency (w/TH)	36	37	40
BTC Sold	362	323	544

September 2023 Select Operating Highlights

●	6.1 EH/s online as of September 30, 2023, up 45% from September 30, 2022, and up 9% from August 31, 2023.

●	5.84 EH/s average online, up 13.7% from August 2023.

●	70.4 BTC/average EH/s, down 5.6% from 74.6 in August 2023.

●	411 BTC mined, up 7.3% from August 2023 and down 14.6% from September 2022.

●	13.7 BTC mined daily on average, equivalent to about $369,900 per day and approximately $11.1 million for the month based on a BTC price of $27,000 on September 30, 2023.

●	Installed 4,600 miners.

●	At Paso Pe, Paraguay, construction advanced as planned.

●	At Rio Cuarto, Argentina:

○	Increased capacity to full 51 MW and hashrate to 1.475 EH/s.

●	At Baie-Comeau, Québec:

○	Remaining installations expected to ramp operating capacity to the full 11 MW in early October 2023.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC mined per month in each of the first eight months of 2023 and 2022, respectively.

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
July	378	500
August	383	534
September	411	481
Total YTD	3,692	3,733

September 2023 Financial Update

●	Sold 362 BTC of the 411 BTC mined, generating total proceeds of $9.5 million.

●	Increased HODL to 703 BTC in treasury.

●	Reduced total outstanding indebtedness by $1.9 million, resulting in a remaining balance of $9.9 million at September 30, 2023.

●	Added 49 BTC to treasury, increasing custody to 703 BTC, representing approximately $19.0 million based on a BTC price of $27,000 at September 30, 2023.

●	Held $46 million in cash and cash equivalents at September 30, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	October 11- 12: Dawson James Small Cap Growth Conference

●	October 11-12: Bitcoin Amsterdam

●	October 25- 26: Bitcoin Mining Council, Washington, DC

○	October 25 - Roundtable for Digital Asset Miners

○	October 26 - Capitol Hill Fly-in for Education Meetings with Congress

●	October 30 – 31: AIM Dubai

●	November 11: Benzinga Future of Crypto

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro- electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding enhancement of mining facilities, geographic diversification, growth opportunities and prospects, including as to the Company’s plans to expand operating capacity in multiple jurisdictions, upgrading and deployment of miners as well as the timing therefor, improved financial performance and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca